Exhibit 99.9

SRK Consulting (Canada) Inc.

Canadian Securities Regulatory Authorities c/o
British Columbia Securities Commissions
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

United States Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs.

RE;  Miramar Mining Corporation – Form 40F / Annual Information Form

We hereby

1.

consent to the use of our name as the entity who prepared the preliminary assessment to consider the economic potential of the Hope Bay belt and who participated in the preparation of a feasibility stuffy of the Doris North project as set out in Miramar Mining Corporation’s Form 40F / Annual Information Form to be dated on or about March 29, 2005 and which is to be filed with your (the “AIF”); and

2.

confirm that we have read the sections Doris North  Development Plan and Estimated Capital and Operating Costs and do not have any reason to believe that these sections in the AIF contain any misrepresentation.

Yours truly,

SRK Consulting (Canada) Inc.

“Signed”

E.M. Rykaart, Ph.D., P.Eng.

Senior Geotechnical Engineer